SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zynga Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00000625 per share

(Title of Class of Securities)

98986T108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 98986T108	Page 2 of 6

(1)	Name of reporting persons DST Investments 5 Ltd.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 18,713,799[1]
(6) Shared voting power 0
(7) Sole dispositive power 18,713,799
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 18,713,799
(10)	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
(11)	Percent of class represented by amount in Row 9 14.4%
(12)	Type of reporting person* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

[1]	Consists of shares of Class A common stock and Class B common stock which is convertible at the option of the holder into shares of Class A common stock on a one-to-one basis.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of DST Investments 5 Ltd., a British Virgin Islands exempted company (the “Reporting Person”). This Schedule 13G relates to Class A common stock, par value $0.00000625 per share (the “Class A Common Stock”) of Zynga Inc. (the “Issuer”), purchased by the Reporting Person. Mr. Yuri Milner no longer controls the Reporting Person.

Item 1(a)	Name of Issuer.

Zynga Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

699 Eighth Street

San Fransisco, California 94103

Item 2(a)	Name of Person Filing.

DST Investments 5 Ltd.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Akara Building, 24 De Castro Street, Wickams Cay 1, Road Town, Tortola,

British Virgin Islands

Item 2(c)	Citizenship or Place of Organization.

DST Investments 5 Ltd. is a British Virgin Islands exempted company.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, par value $0.00000625 per share.

Item 2(e)	CUSIP Number.

98986T108

Item 3	Reporting Person.

Inapplicable

Item 4	Ownership.

(a)	The Reporting Person may be deemed the beneficial owner of 18,713,799 shares of the Class A Common Stock.

(b)	The Reporting Person may be deemed the beneficial owners of 14.4% of the outstanding shares of the Class A Common Stock. This percentage was determined by dividing the 18,713,799 shares of Class A Common Stock the Reporting Person would be deemed to beneficially own (consisting of 10,218,585 shares of Class A Common Stock currently owned by the Reporting Person plus the 8,495,214 shares of Class A Common Stock that the Reporting Person would receive on the conversion of the shares of Class B common stock, par value $0.00000625 per share (the “Class B Common Stock”)), by 129,876,214, which is the number of shares of Class A Common Stock issued and outstanding as of December 31, 2011 according to the Issuer’s Form 10-K filed on February 28, 2012 with the Securities and Exchange Commission plus the number of shares of Class A Common Stock the Reporting Person would hold as the result of the conversion of all of its Class B Common Stock.

(c)	Due to the Reporting Person’s ability to immediately convert its shares of the Class B Common Stock to the Class A Common Stock, the Reporting Person has the sole power to vote and dispose of the 18,713,799 shares of Class A Common Stock it is deemed to beneficially own.

The above percentage reflects the deemed conversion of the Reporting Person’s Class B Common Stock. If the Class A Common Stock, Class B Common Stock and the Class C Common stock, par value $0.00000625 per share (“Class C Common Stock”) were viewed as one class of common stock, the Reporting Persons would own 2.6 percent of the combined class or 1.2 percent of the voting interest of the combined class (based on one vote for each share of Class A Common Stock, seven votes for each share of Class B Common Stock and 70 votes for each share of Class C Common Stock).

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Company.

Inapplicable

Item 8	Identification and Classification of Members of the Group.

Inapplicable

Item 9	Notice of Dissolution of Group.

Inapplicable

Item 10	Certification.

Inapplicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2012

DST INVESTMENTS 5 LTD.

By:	/s/ Brett Armitage
Name:	Brett Armitage
Title:	Director